787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 28 to Registration Statement on Form N-1A
Securities Act File No. 333-111662
Investment Company Act File No. 811-21482

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on September 22, 2011 regarding Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 28 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment containing the prospectus and statement of additional information (“SAI”) for SunAmerica Focused Alpha Growth Fund and SunAmerica Focused Alpha Large-Cap Fund (collectively, the “Funds”), each a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. Your comments have been categorized as “Global Comments” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

NEW YORK        WASHINGTON        PARIS        LONDON        MILAN        ROME        FRANKFURT        BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O'Connor, Esq.

October 25, 2011

I.	Prospectus

A.	Global Comments

Comment 1:	Please delete all footnotes to the Fee Table not permitted by Form N-1A. Specifically, delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase.

Response:	The Registrant respectfully declines to delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase. The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1] The Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject pursuant to an investment in a Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a contingent deferred sales charge.

Comment 2:	Please confirm to the staff that neither the Board nor the Fund expect that the fee waiver described in the prospectus will be terminated before the expiration of one year from the effective date of the Amendment.

Response:	The Registrant confirms that neither the Board nor the Fund expect that the fee waiver described in the prospectus will be terminated before the expiration of one year from the effective date of the Amendment.

Comment 3:

Please make the following change to footnote 5 of the Fee Table:

“Any waivers or reimbursements made by SunAmerica are subject to recoupment from the Fund within the following two years, provided that the Fund is able to effect such payment to SunAmerica and remain in compliance with the expense limitations in effect at the time the expense was incurred.”

Response:

The Registrant respectfully declines to make the suggested change; however, footnote 5 has been revised to read as follows:

“Any waivers or reimbursements made by SunAmerica are subject to recoupment from the Fund within the following two years after the occurrence of the waiver and/or reimbursement, provided that the Fund is able to effect such payment to

[1]

See, e.g., Advantage Funds, Inc., Registration Statement filed on Form N-1A on December 29, 2010 (http://www.sec.gov/Archives/edgar/data/914775/000091477510000094/lp1-250.htm); DWS Target Date Series, Registration Statement filed on Form N-1A with the SEC on November 30, 2010 (http://www.sec.gov/Archives/edgar/data/926425/000008805310001646/nb120110tds.txt).

Jim O'Connor, Esq.

October 25, 2011

SunAmerica and remain in compliance with the expense limitation set forth in note 4 above.”

Comment 4:	The Funds’ principal investment strategies state that the subadvisers may invest in “foreign securities, including equity securities of companies in emerging markets.” Please disclose the extent to which the subadvisers intend to invest in, and whether there is a limit on a subadvisers’ ability to invest in, foreign companies and emerging companies.

Response:

There is currently no specific limitation on the Funds’ ability to invest in foreign and emerging markets; however, the Registrant has revised this disclosure for each Fund as follows:

“Although the Fund will invest primarily in U.S. markets, each subadviser may invest in foreign securities, including securities of companies in emerging markets.”

Comment 5:	In the “Stock Market Volatility and Securities Selection” risk factor for each Fund, the fourth sentence describes the risks of a stock index fund, as well as an actively managed stock fund. Please describe the specific risks of an actively managed stock fund.

Response:	The Registrant respectfully declines to make the requested change, and notes that the “Stock Market Volatility and Securities Selection” risk factor includes specific disclosure that is applicable to an actively managed equity fund. Specifically, the Registrant notes that this disclosure states: “In addition, individual stocks selected by the Fund may underperform the market generally.”

Comment 6:	Please revise the “Active Trading” risk factor to include a description of the tax consequences of high portfolio turnover to the Funds’ shareholders.

Response:	The Registrant respectfully declines to make the requested change, noting that the current disclosure in the “Active Trading” risk factor discusses the nexus between portfolio turnover and short-term capital gains and losses. Furthermore, the Registrant respectfully notes that the section entitled “Shareholder Account Information—Taxes,” states that dividends paid from short-term capital gains and net investment income are taxable as ordinary income.

Comment 7:	Throughout the Registrant’s registration statement, please define each Fund’s investment adviser as the “Adviser” and its subadvisers as “Subadvisers.”

Response:	The requested change has been made.

Comment 8:	When describing the purchase and sale of Fund shares, please state that shares are redeemable.

Response:	The Registrant has revised the disclosure to read as follows:

Jim O'Connor, Esq.

October 25, 2011

“You may purchase or sell (redeem) shares of each Fund each day the New York Stock Exchange is open.”

Comment 9:	Please move the definition of the term “good order” to the first instance such term is used.

Response:	The requested change has been made.

Comment 10:	With regard to a Fund’s revocation of trades made in violation of the Fund’s market timing policies, please disclose whether the purchase price, in such case, will be fully refunded.

Response:	The Registrant respectfully submits that no additional disclosure regarding the purchase price is necessary since it is anticipated that any revocation of trades made in violation of the Funds’ market timing policies would effectively constitute a rejection of an order.

Comment 11:	If either Fund intends to invest any amount in ETFs, unless the amount would be less than one basis point, please disclose an Acquired Fund Fees and Expenses estimate in the Fee Table.

Response:	The Registrant confirms that the Acquired Fund Fees and Expenses line item is not expected to be applicable for either Fund.

B.	Fund-Specific Comments – SunAmerica Focused Alpha Growth Fund

Comment 12:	Please revise the description of the Fund’s principal investment strategies to read as follows: The Fund’s principal investment strategies are growth and “focused” investing.

Response:	The Registrant respectfully declines to make the suggested changes. The Registrant believes that the current language adequately and appropriately describes the Funds’ principal investment strategies.

Comment 13:	Please clarify how market capitalization will be calculated for purposes of the Fund.

Response:	The requested change has been made.

Comment 14:	The “Stock Market Volatility and Securities Selection” risk factor refers to the performance of “value” and “growth” stocks. Please provide a separate paragraph discussing the risks of the growth style of investing.

Response:

The Registrant has revised the language in the “Stock Market Volatility and Securities Selection” disclosure to read as follows:

“Stock Market Volatility and Securities Selection. The Fund invests primarily in equity securities. As with any fund that invests in equity securities, the value of

Jim O'Connor, Esq.

October 25, 2011

your investment in the Fund may fluctuate in response to stock market movements. Additionally, growth stocks can be volatile for several reasons. In particular, since the issuers of growth stocks usually reinvest a high portion of earnings in their own business, growth stocks may lack the comfortable dividend yield associated with value stocks that can cushion total return in a bear market. Growth stocks also normally carry a higher price/earnings ratio than many other stocks. Consequently, if earnings expectations are not met, the market price of growth stocks will often go down more than other stocks. However, the market frequently rewards growth stocks with price increases when expectations are met or exceeded. In addition, individual stocks selected for the Fund may underperform the market generally.”

Comment 15:	Please provide a separate paragraph discussing the risks of investing in emerging market securities.

Response:	The Registrant respectfully notes that such a discussion is provided under the “Emerging Markets” risk factor and therefore, the Registrant believes that no additional disclosure is necessary.

Comment 16:	In the section entitled “Principal Investment Strategies and Techniques,” please identify the types of securities in which the Fund will invest.

Response:	The Registrant respectfully declines to revise this disclosure because the Registrant believes that the current disclosure is adequate and appropriately describes the types of securities in which the Fund may invest. Specifically, the Registrant notes that the Fund’s principal investment technique involves trading in “equity securities of large-, small- and mid-cap companies that offer the potential for growth of capital.” The Registrant further respectfully notes that the term “equity securities” is defined in the section entitled “More Information About the Funds – Glossary” to include common and preferred stocks, convertible securities, warrants and rights.

C.	Fund-Specific Comments – SunAmerica Focused Alpha Large-Cap Fund

Comment 17:	Please revise the description of the Fund’s principal investment strategies to read as follows: The Fund’s principal investment strategies are growth, value and “focused” investments.

Response:	The Registrant has removed the brackets from the language in question, but respectfully declines to make the suggested addition. The Registrant believes that the current language adequately and appropriately describes the Funds’ principal investment strategies.

Jim O'Connor, Esq.

October 25, 2011

Comment 18:	In the section entitled “Principal Investment Strategies and Techniques,” please identify the types of securities in which the fund will invest.

Response:	The Registrant respectfully declines to revise this disclosure because the Registrant believes that the current disclosure is adequate and appropriately describes the types of securities in which the Fund may invest. The Registrant respectfully notes that the Fund’s principal investment technique involves trading in “equity securities with elements for growth and value, issued by large-cap companies that offer the potential for growth of capital.” The Registrant further respectfully notes that the term “equity securities” is defined in the section entitled “More Information About the Funds – Glossary” to include common and preferred stocks, convertible securities, warrants and rights.

Comment 19:	The Fund is subject to Rule 35d-1 and must invest 80% of its total assets in “large-cap” companies. The range of companies in the Russell 1000 Index may not be an appropriate proxy for an actively managed fund to use to define the term “large-cap.” Please define the market capitalization of the companies that the adviser will invest in by reference to a generally accepted market capitalization range for “large-cap” companies.

Response:	The Registrant respectfully disagrees with this comment. The fact sheet prepared by Russell Investment Group on this index states as follows: “The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership…The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.” (Emphasis added). Notably, the Frequently Asked Questions about Rule 35d-1 prepared by the Commission Staff state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (Emphasis added). The Registrant believes that the definition of “large-cap” by reference to the Russell 1000 Index is reasonable, based on Russell’s own classification of the Index. In addition, the prospectus discloses the capitalization range of the Index as of a recent date in order to make investors aware of the capitalizations of the Fund’s securities for purposes of the Fund’s 80% policy.

Comment 20:	The “Stock Market Volatility and Securities Selection” risk factor refers to the performance of “value” and “growth” stocks. Please provide a separate paragraph discussing the risks of value and growth styles of investing.

Response:	The Registrant has revised the “Stock Market Volatility and Securities Selection” as follows:

Jim O'Connor, Esq.

October 25, 2011

“Stock Market Volatility and Securities Selection. The Fund invests primarily in equity securities. As with any fund that invests in equity securities, the value of your investment in the Fund may fluctuate in response to stock market movements. Additionally, growth stocks can be volatile for several reasons. In particular, since the issuers usually reinvest a high portion of earnings in their own business, growth stocks may lack the comfortable dividend yield associated with value stocks that can cushion total return in a bear market. Growth stocks also normally carry a higher price/earnings ratio than many other stocks. Consequently, if earnings expectations are not met, the market price of growth stocks will often go down more than other stocks. However, the market frequently rewards growth stocks with price increases when expectations are met or exceeded. When investing in value stocks which are believed to be undervalued in the market, there is a risk that the market may not recognize a security’s intrinsic value for a long period of time, or that a stock judged to be undervalued may actually be appropriately priced. In addition, individual stocks selected for the Fund may underperform the market generally.”

II.	Statement of Additional Information

Global Comments

Comment 21:	Please explain that the Fund’s repurchase agreements are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) and confirm that the obligations of the sellers to repurchase securities under the repurchase agreements entered into by the Fund will be “collateralized fully” under Rule 5b-3.

Response:	The Registrant respectfully declines to make the requested change regarding asset coverage as it does not believe that repurchase agreements (i.e., where a fund purchases securities) are subject to the 300% asset coverage requirement applicable to borrowings under Section 18(f)(1) under the 1940 Act. The Registrant has, however, modified its disclosure to clarify that the Funds’ fundamental restriction relating to loans does not prohibit the Funds from entering into repurchase agreements.

The Registrant also respectfully declines to make the requested change regarding the collateralization of repurchase agreements. The Registrant notes that for purposes of Sections 5 and 12(d)(3) under the 1940 Act, Rule 5b-3 permits the acquisition of repurchase agreements to be deemed the acquisition of the underlying securities if the obligation of the seller to repurchase the securities from the investment company is “collateralized fully.” Nonetheless, there is no requirement per se that funds rely on the look-through provisions set forth under Rule 5b-3, and thus no requirement that all repurchase agreements be “collateralized fully.” While the Registrant respectively declines to modify its

Jim O'Connor, Esq.

October 25, 2011

current disclosure, it can confirm that, as a matter of policy, it will generally only enter into repurchase agreements that are “collateralized fully” under Rule 5b-3.

Comment 22:	Please describe the Section 18(f)(1) and (g) limits applicable to borrowings, as is done for securities lending below. Please disclose both that the Fund is limited to borrowings from banks with 300% asset coverage and to borrowings for temporary purposes from a bank or other person with a 5% limit.

Response:

The Registrant has revised the disclosure in the SAI section entitled “Borrowing” to read as follows:

“Each Fund is currently permitted to borrow up to 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) and to borrow additional amounts up to 5% of its total assets for temporary or emergency purposes. Any borrowings that exceed this amount will be reduced in accordance with applicable law. The Funds may borrow from banks, in connection with the interfund borrowing and lending program described on page 29, or from other persons, to the extent permitted by applicable law. Interest on money borrowed is an expense a Fund would not otherwise incur and thus may reduce a Fund’s investment return. Although the principal of a Fund’s borrowings will be fixed, the Fund’s assets may change in value during the time a borrowing is outstanding, thus increasing exposure to capital risk. The Funds presently do not intend to borrow for investment leveraging purposes.”

Comment 23:	Please disclose the role of the Board with respect to a Fund’s lending of its portfolio securities. Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:

Registrant has revised the first paragraph of the SAI section entitled “Loans of Portfolio Securities” to read as follows:

“While each Fund is permitted to engage in securities lending, neither Fund has currently implemented a securities lending program. In the event a Fund determines to enter into a securities lending program at a future time, a Fund will only do so in accordance with applicable law and SEC guidance relating to such arrangements. Any securities lending program implemented by a Fund would also be subject to the approval and oversight of the Board.”

Jim O'Connor, Esq.

October 25, 2011

Comment 24:	With respect to each Fund’s fundamental investment restriction on borrowing, please describe the application of Section 18(f)(1) and (g) to the Fund, including the continuing nature of its application.

Response:	The Registrant respectfully declines to make the suggested change. The Registrant believes that the current disclosure is appropriate and accurately reflects each Fund’s policies with respect to borrowing. However, the Registrant has revised the SAI section entitled “Borrowing” to clarify each Fund’s ability, and limitations on its ability, to borrow. In addition, the Registrant has added a clarifying paragraph in the SAI section entitled “Investment Restrictions,” which explains that the fundamental restriction on borrowing does not prohibit a Fund from engaging in reverse repurchase agreements or other investments or transactions involving economic leverage, which are otherwise in compliance with the 1940 Act, applicable SEC guidance and other applicable regulatory authority.

Comment 25:	With respect to each Fund’s fundamental investment restrictions on concentrating in a particular industry, please describe the Fund’s concentration policy pursuant to Instruction 4 to Item 9(b)(1) of Form N-1A.

Response:	The Registrant respectfully declines to make the suggested change. The Registrant notes that the investment restriction prohibits concentration of a Fund’s investments in a particular industry, as that term is used in the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

Jim O'Connor, Esq.

October 25, 2011

Comment 26:	With respect to each Fund’s fundamental investment restriction on lending, please describe the application of Section 18(f)(1) to any lending by the Fund, including the lending of its portfolio securities and entering into repurchase agreements.

Response:

The Registrant has revised the SAI section entitled “Investment Restrictions,” by adding a clarifying paragraph, which reads as follows:

“For purposes of fundamental restriction 1 above, this restriction shall not be deemed to prohibit a Fund from engaging in reverse repurchase agreements and from making other investments or engaging in other transactions which may involve a borrowing, as long as such investments and/or transactions comply with the 1940 Act and applicable SEC guidance or other applicable regulatory authority. For purposes of fundamental restriction 5 above, this restriction shall not be deemed to prohibit a Fund from (a) purchasing debt securities, (b) entering into repurchase agreements, and (c) lending its portfolio securities, each in accordance with a Fund’s investment policies set forth in the Prospectus and Statement of Additional Information.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/ Armando Capasso
Armando Capasso

Enclosures

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP